Exhibit 99.2

March 28, 2023
TO THE SHAREHOLDERS OF OCEANPAL INC.
Enclosed is a Notice of the Annual Meeting of Shareholders (the “Meeting”) of OceanPal Inc. (the “Company”) which will be held on May 3, 2023 at 8:00 a.m. Eastern Standard Time. The Meeting will be held in a virtual format only via the Internet at www.virtualshareholdermeeting.com/OP2023. You will not be able to attend the Meeting physically.
At the Meeting, holders of shares of common stock, par value $0.01 per share (the “Common Shares”) and shares of Series B Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”) and shares of Series E Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock” together with the Series B Preferred Stock, the “Preferred Shares”) of the Company (the “Shareholders”) will consider and vote upon the following proposals:
1.	To elect two Class II Directors to serve until the 2026 annual meeting of shareholders (“Proposal One”);
2.	To approve the following amendments to the Company’s Amended and Restated Articles of Incorporation:
a)
Authorize the Board to effect one or more reverse stock splits of the Company’s issued Common Shares, in the aggregate ratio of not more than 1-for-250, with the exact ratio to be determined by the Board in its discretion.

b)	Provide the Board with the sole authority to amend the Company’s Amended and Restated By-laws and to eliminate the right of shareholders to make such amendments.
c)
Provide the Board with the sole authority to call special meetings of shareholders of the Company and to eliminate the right of holders of not less than 20% of all outstanding shares of common stock of the Company to call such meetings.

(Collectively “Proposal Two”);
3.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2023 (“Proposal Three”); and
4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy. Adoption of Proposal Two requires the affirmative vote of the holders of a majority of all outstanding shares entitled to attend and vote at the Meeting. Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.

If you virtually attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT MARCH 28, 2023, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,
Robert Perri Chief Executive Officer
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
Tel:  + 30-210-9485-360, Fax: + 30-210-9401-810
e-mail: rperri@oceanpal.com – www.oceanpal.com

OCEANPAL INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
March 28, 2023
NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock, par value $0.01 per share (the “Common Shares”) (such holders, the “Shareholders”) of OceanPal Inc. (the “Company”) will be held on May 3, 2023 at 8:00 a.m. Eastern Standard Time (the “Meeting”). The Meeting will be conducted completely as a virtual meeting via the Internet at www.virtualshareholdermeeting.com/OP2023.  The Meeting will be held for the following purposes, of which items 1, 2 and 3 are more fully set forth in the accompanying Proxy Statement:
1.	To elect two Class II Directors to serve until the 2026 annual meeting of shareholders;
2.	To approve the following amendments to the Company’s Amended and Restated Articles of Incorporation:
a)
Authorize the Board of Directors to effect one or more reverse stock splits of the Company’s issued Common Shares, in the aggregate ratio of not more than 1-for-250, with the exact ratio to be determined by the Board of Directors in its discretion.

b)	Provide the Board with the sole authority to amend the Company’s Amended and Restated By-laws and to eliminate the right of shareholders to make such amendments.
c)
Provide the Board with the sole authority to call special meetings of shareholders of the Company and to eliminate the right of holders of not less than 20% of all outstanding shares of common stock of the Company to call such meetings.

3.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2023; and
4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The Board has fixed the close of business on March 21, 2023 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Shareholders will need to provide the control number included with the Notice of Annual Meeting of Shareholders or on the proxy card in order to be able to participate in the Meeting. Shareholders may log into the virtual meeting platform beginning at 7:45 a.m. Eastern Standard Time, on May 3, 2023.
If you virtually attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS
Ioannis Zafirakis
Secretary

March 28, 2023
Athens, Greece

OCEANPAL INC.
PENDELIS 26, 175 64 PALAIO FALIRO,
ATHENS, GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 3, 2023
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of OceanPal Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders of shares of common stock of the Company (the “Shareholders”) to be held virtually on May 3, 2023 at 8:00 a.m. Eastern Standard Time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company who are entitled to vote at the Meeting as of March 21, 2023.
VOTING RIGHTS AND OUTSTANDING SHARES
On March 21, 2023 (the “Record Date”), the Company had outstanding 24,233,996 shares of common stock, par value $0.01 per share (the “Common Shares”), 500,000 shares of Series B Preferred Stock, par value $0.01 per share and 10,000 shares of Series E Preferred Stock, par value $0.01 per share (the “Preferred Shares”).  Each Shareholder of record at the close of business on the Record Date is entitled to (i) one vote for each Common Share then held, (ii) up to 2,000 votes for each share of Series B Preferred Stock, provided however, that the aggregate number of votes that may be cast by all shares of Series B Preferred Stock  in the aggregate shall not exceed 34% of the total votes entitled to vote at the Meeting, and (iii) up to 25,000 votes for each share of Series E Preferred Stock, provided however, that the aggregate number of votes that may be cast by all shares of Series E Preferred Stock in the aggregate shall not exceed 15% of the total votes entitled to vote at the Meeting. One or more Shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “OP.”
REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s corporate office, Pendelis 26, 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person (by participating through the virtual meeting website).

PROPOSAL ONE

ELECTION OF DIRECTORS
The Company currently has seven directors divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three‑year term and until such director’s successor is elected and has qualified. Accordingly, the Board has nominated Eleftherios Papatrifon and Grigorios-Filippos Psaltis, each a current Class II Director, for re-election as directors whose term will expire at the 2026 annual meeting of shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company’s Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position
Eleftherios Papatrifon	53	Class II Director
Grigorios-Filippos Psaltis	48	Class II Director

Eleftherios (Lefteris) A. Papatrifon has served as a Director of the Company since November 2021. Mr. Papatrifon served as the Company’s Chief Executive Officer from November 2021 to January 2023. Mr. Papatrifon is a member of the Executive Committee of the Company. He has served as Director and member of the Executive Committee of Diana Shipping Inc. since February 2023 and as Chief Operating Officer from March 2021 to February 2023. He was Chief Executive Officer, Co-Founder and Director of Quintana Shipping Ltd, a provider of dry bulk shipping services, from 2010 until the company’s successful sale of assets and consequent liquidation in 2017. Previously, for a period of approximately six years, he served as the Chief Financial Officer and a Director of Excel Maritime Carriers Ltd. Prior to that, Mr. Papatrifon served for approximately 15 years in a number of corporate finance and asset management positions, both in the USA and Greece. Mr. Papatrifon holds undergraduate (BBA) and graduate (MBA) degrees from Baruch College (CUNY). He is also a member of the CFA Institute and a CFA charterholder.
Grigorios-Filippos Psaltis has served as a Director of the Company since November 29, 2021. Mr. Psaltis is the Chairperson of the Compensation Committee of the Company. Since 2017, Mr. Psaltis has served as a Business Consultant at Chesapeake Asset Management L.L.C., a SEC registered company based in New York. He previously worked at Ormos Compania Naviera S.A., a shipping company that specialized in managing and operating multipurpose container vessels, serving as Chief Financial Officer from 1996 to 2006 and as Managing Director from 2006 to 2018. From 1997 to 1999, Mr. Psaltis served on the Investment Committee and was head of business strategy at Dias Portfolio Investment Company, an investment company listed in the Athens Stock Exchange. He held managing positions and has been in the board of directors of various companies in the tourism and food and beverage industry. Mr. Psaltis holds a BSC (Hons) degree from City University Business School in London

Audit Committee. The Company’s Board has established an Audit Committee, composed of two members, which is responsible for reviewing the Company’s accounting controls, recommending to the Board the engagement of the Company’s outside auditors, and pre-approving audit and audit-related services and fees. Each member is an independent director. The members of the Audit Committee are Mr. Nikolaos Veraros (Chairman and financial expert) and Mr. Alexios Chrysochoidis (member and financial expert). As the Company is a foreign private issuer, it is exempt from the corporate governance rules of Nasdaq, other than the Audit Committee requirement.
Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF AMENDMENTS TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION
I. Reverse Stock Split
The board of directors (the “Board”) has approved, and is hereby soliciting shareholder approval of one or more amendments to the Company’s Amended and Restated Articles of Incorporation, substantially in the form attached hereto as Exhibit I to effect one or more reverse stock splits of the Company’s issued Common Shares, in the aggregate ratio of not more than 1-for-250, with the exact ratio to be determined by the Board in its discretion. A vote FOR the Proposal will constitute approval of the Amendment, providing for the combination, except as explained below with respect to fractional shares, of one or more of the Company’s issued Common Shares and will grant the Board, or any duly constituted committee thereof, the authority to determine whether to implement a reverse stock split and, if so, to select which of the approved exchange ratios within that range will be implemented.  If the Shareholders approve this Proposal, the Board or any duly constituted committee thereof, will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Shareholders, to select a reverse stock split ratio within the approved range and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of this Proposal.  If implemented, the reverse stock split will become effective as of the beginning of the business day after the filing of the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands. An Amendment will not change the number of authorized shares or par value of the Company’s Common Shares. After the reverse stock split, if implemented, the number of authorized Common Shares will remain at 1 billion Common Shares and the par value will remain at one United States cent ($0.01) per Common Share.
If the requisite Shareholders approve this Proposal, the reverse stock split or splits will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company’s and the Shareholders’ best interests at that time. In connection with any determination to effect a reverse stock split, the Board, or any duly constituted committee thereof, will set the time for such a split and select a specific exchange ratio within the range approved by the Shareholders. The determination will be made by the Board with the intention to create the greatest marketability of the Company’s Common Shares based upon prevailing market conditions at that time.
The Board reserves its right to elect not to proceed, and abandon, a reverse stock split contemplated in this Proposal if it determines, in its sole discretion, that implementing a reverse stock split is not in the best interests of the Company and its Shareholders.
Purpose and Background of One or More Reverse Stock Splits
The purpose for seeking approval to effect one or more reverse stock splits is to increase the per share trading value of the Company’s Common Shares. The Board may effect a reverse stock split only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Company’s Common Shares, and only if the implementation of the reverse stock split is determined by the Board to be in the best interests of the Company and its shareholders.
Nasdaq has several listing criteria that companies must satisfy in order to maintain their listing, including that the Company’s Common Shares must maintain a minimum bid price that is greater than or equal to $1.00 per share (the “Minimum Bid Price Requirement”).  The Company has not received notification from Nasdaq that it is out of compliance with the Minimum Bid Price Requirement for continued listing on Nasdaq.  Pursuant to Nasdaq listing rules, the Company has a grace period of 180 days to regain compliance with the Minimum Bid Price Requirement. The Company desires to seek shareholder approval to effect a reverse stock split at the Meeting in order to avoid the additional costs and expense of calling a special meeting of shareholders to approve a reverse stock split at a later date.

Procedure for Exchange of Stock Certificates
As soon as practicable after the effective date of a reverse stock split, Shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the exchange agent, on behalf of the Company, notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how Shareholders should surrender to the Company’s exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as its exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a Shareholder until such shareholder has surrendered such Shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.
Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a Shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the Shareholder’s address of record indicating the number of shares of common stock held following the reverse stock split.
Upon a reverse stock split, the Company intends to treat shares held by Shareholders in “street name” through a bank, broker or other nominee in the same manner as registered Shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures than registered Shareholders for processing the reverse stock split and making payment for fractional shares. If a Shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, such Shareholder is encouraged to contact their bank, broker or other nominee.
Fractional Shares
No fractional shares will be created or issued in connection with a reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Shares on Nasdaq on the last trading day prior to the effective date of the reverse stock split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.

II. Special Meetings and Ability to Amend Company Amended and Restated Bylaws
The Board has approved, and is hereby soliciting shareholder approval to amend the Company’s Amended and Restated Articles of Incorporation, substantially in the form attached hereto as Exhibit II, to eliminate the right of shareholders to make such amendments to the Company’s Amended and Restated Bylaws, provide the Board with the sole authority to call special meetings of shareholders of the Company and to eliminate the right of holders of not less than 20% of all outstanding shares of common stock of the Company to call such meetings. The Company’s majority independent Board will act in the best interest of all shareholders, including with respect to calling special meetings and any future amendments to the Amended and Restated Bylaws.
Required Vote. Adoption of Proposal Two requires the affirmative vote of the holders of a majority of all outstanding shares entitled to attend and vote at the Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE AMENDMENTS TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2023.
Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitations will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Ioannis Zafirakis
Secretary

March 28, 2023
Athens, Greece

Exhibit I

If Proposal Two is adopted by the affirmative vote of the holders of a majority of all outstanding Common Shares entitled to attend and vote at the Meeting, the Company’s Amended and Restated Articles of Incorporation may be amended to include the following language in order to give effect to the reverse stock split of the Company’s Common Shares.

“Effective with the commencement of business on [___________], 2023 [the first business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], the Corporation has effected a one-for-[________] to be determined at the discretion of the Board of Directors] reverse stock split as to its issued common stock, pursuant to which the number of issued shares of common stock shall decrease from [________] to [________] as adjusted for the cancellation of fractional shares and which may be further adjusted for the cancellation of fractional shares.  The reverse stock split shall not change the par value of the common stock. The stated capital of the Corporation is hereby reduced from $[__________] to $[__________], as adjusted for the cancellation of the fractional shares, and the amount of $[___________], as adjusted for the cancellation of fractional shares, is allocated to surplus.”

Exhibit II

If Proposal Two is adopted by the affirmative vote of the holders of a majority of all outstanding Common Shares entitled to attend and vote at the Meeting, the Company’s Amended and Restated Articles of Incorporation, Articles J and K(a) may be amended and restated in their entirety to read as follows:

J.
The Board of Directors of the Corporation is expressly authorized to make, alter or repeal bylaws of the Corporation by a vote of not less than a majority of the entire Board of Directors.  Notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or the bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Amended and Restated Articles of Incorporation or the bylaws of the Corporation), the affirmative vote of a majority of the outstanding shares of common stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal this Article J.

K.	(a)	Except as provided in this Article K, special meetings of the shareholders may be called by the Board of Directors who shall state the purpose or purposes of the proposed special meeting. The business transacted at any special meeting shall be limited to the purposes stated in the notice of such meeting.